77C.

Morgan Stanley Mid Cap Growth Fund
Special Shareholders Meeting
September 27, 2012, as adjourned to October 16, 2012

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:	   4,473,684.934
Against:   215,664.430
Abstain:   448,202.581